SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-I/A
Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
Amendment No. 2

Kiewit Investment Fund LLLP
(Name of Subject Company (Issuer))
Kiewit Investment Fund LLLP
(Name of Filing Person (Offeror))
Limited Partnership Units
(Title of Class of Securities)
N/A
(Cusip Numbers of Class of Securities)

Robert L. Giles, Jr.
Chief Executive Officer and Chief Compliance Officer
Kiewit Investment Fund LLLP
73 Tremont Street
Boston, MA 02108
Telephone: (800) 443-4306
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of the Filing Person(s))
Copies to:

Tobin A. Schropp Peter Kiewit Sons’, Inc. Kiewit Plaza Omaha, Nebraska 68131 Telephone: (402) 342-2052	Rose F. DiMartino Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019 Telephone: (212) 728-8000
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$7,719,030	$826

(1)	Estimated for purposes of calculating the amount of the filing fee only in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, as the aggregate maximum purchase price to be paid for 500 Limited Partnership Units in the tender offer, based upon a price per Unit of $15,438.06, the net asset value per Unit at December 30, 2005.

(2)	Calculated as $107.00 per $1,000,000 of the Transaction Valuation.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$826	Filing party:	Kiewit Investment Fund LLLP
Form or Registration No.:	005-80956	Date Filed:	January 4, 2006
☐	Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     Kiewit Investment Fund LLLP (the “Fund”) hereby amends and supplements the Tender Offer Statement on Schedule TO of the Fund, filed on January 4, 2006, and amended by Amendment No. 1 filed on January 27, 2006 (as amended, the “Schedule TO”), with respect to the offer by the Fund to purchase up to 500 limited partnership units (“Units”) of the Fund (approximately 5% of the outstanding Units), for cash, at a price equal to the net asset value per Unit determined as of March 31, 2006, subject to the terms and conditions described in the offer to purchase relating to the tender offer and related letter of transmittal (each of which is an exhibit to the Schedule TO and is incorporated herein by reference).
     The Schedule TO is hereby amended and supplemented by adding the following:
On March 21, 2006, the Fund mailed a letter to the limited partners of the Fund informing them that the net asset value as of March 20, 2006 is $15,999.03 per Unit. A copy of the letter is attached as Exhibit (a)(1)(E) to this Amendment No. 2 to the Schedule TO and is incorporated herein by reference.
Item 12. Exhibits.

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Tender Intention Form*

(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP*

(a)(1)(E)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP, informing them of the NAV per Unit as of March 20, 2006

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KIEWIT INVESTMENT FUND LLLP
By:	/s/ Robert L. Giles, Jr.
Name:	Robert L. Giles, Jr.
Title:	Chief Executive Officer and Chief Compliance Officer

Dated: March 22, 2006

EXHIBIT INDEX

Exhibit Number	Exhibit Name

(a)(1)(A)	Offer to Purchase*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Tender Intention Form*

(a)(1)(D)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP*

(a)(1)(E)	Form of Letter to Limited Partners of Kiewit Investment Fund LLLP, informing them of the NAV per Unit as of March 20, 2006

*	Previously filed.

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